UNITED STATES
                         SECURITIES AND EXCHANGE COMISSION
                               WASHINGTON, DC  20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission file number   0-15113

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR


For period ended March 31st, 2003

[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on From 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on From N-SAR

For the transition period ended ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                              REGISTRANT INFORMATION

Full name of registrant VERITEC, INC.

Former name if applicable

Address of principal executive office (Street and number)  1430 Orkla Drive

City, state, and zip code Golden Valley, MN  55427



                                     PART II
                              RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   [   ]The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

In reviewing the Company's financial statements, the Company's auditor raised a question regarding whether the Company should be recording impairment to a significant asset -- the Company's investment in and receivable from Veritec Iconix Ventures, Inc. ("VIVI"). The Company is currently engaged in an investigation to determine whether and to what extent such impairment should be
recorded.   However, due to the international nature of VIVI's business (VIVI is headquartered in Japan), the Company has been unable to complete its investigation to verify the amount and extent of any impairment.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Van T. Tran                  (763)       253-2679
      (Name)                        (Area Code) (Telephone Number)


(2)   Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).          [X] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [  ] No


In the event the Company is required to record an impairment with respect to itS investment in Veritec Iconix Ventures, Inc., the maximum amount would be approximately $200,000. However, as discussed in Part II, above, the Company has not yet completed its investigation to determine what amount, if any, to record as impairment of assets.


                                  Van Thuy Tran

                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  May 15th, 2003        By /s/ Van Thuy Tran
                               ---------------------------------
                                   Van Thuy Tran
                                   Chief Executive Officer and
                                   Chief Financial Officer